July 16, 2020

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Pershing Square Tontine Holdings, Ltd.
Registration Statement on Form S-1
Filed on June 22, 2020
File No. 333-239342

Ladies and Gentlemen:

On behalf of Pershing Square Tontine Holdings, Ltd., a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 15, 2020 with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). This letter is being submitted together with Amendment No. 3 (“Amendment No. 3”) to the Registration Statement, which has been revised to address the Staff’s comments. Amendment No. 1 to the Registration Statement was an “exhibits only” amendment filed by the Company on July 6, 2020, and Amendment No. 2 to the Registration Statement was a registration statement amendment filed by the Company on July 13, 2020.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Securities and Exchange Commission

July 16, 2020

Valuation of Sponsor Warrants, page 173

1.

Staff’s comment: We note your response to comment 13 and revised disclosure starting on page 173. Please provide additional disclosure about the assumptions underlying the valuation of the Sponsor Warrants. For example, please disclose:

•	the estimated volatility of the post-combination company;

•

the range of equity values of the initial business combination used to determine the number of shares issuable upon exercise of the Sponsor Warrants, and the amount of reductions and increases in proceeds you assumed for stockholder redemptions, forward purchase agreements, PIPEs and other equity capital, and the basis for these assumptions;

•

the factor which took into account that the probability of consummating an initial business combination was less than 100%, the historical precedents you observed and the adjustments you made to account for your larger size and smaller universe of targets; and

•	the illiquidity discount used to account for the three-year restriction on sale, transfers and exercise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 173, 174 and 175 of the Registration Statement to provide additional disclosure about assumptions underlying the valuation of the Sponsor Warrants.

Underwriting, page 191

2.

Staff’s comment: We note that you have removed the underwriters’ over-allotment option, as well as disclosure regarding naked short positions. We also note that you continue to refer to syndicate covering transactions. Please clarify whether the underwriters can create a naked short position and explain how they would close it out. Please also disclose when a naked short position will be created, for example, if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Response: The Company respectfully advises the Staff that the underwriters may create a naked short position but they have not yet reached any determination that they will do so or if so, in what size they may do so. The underwriters may create a naked short position (at the time of the IPO) if they anticipate that the supply of securities offered for sale in the secondary market will significantly exceed the demand to purchase such securities, thereby creating downward pressure on the price of the securities that could adversely affect the investors who have purchased in the offering. To the extent the underwriters were to create a naked short position, they would close out any such naked short positions by purchasing the Company’s units on the open market. Were they to establish a naked short position, they would be doing so to give them a tool to alleviate downward pressure on the price of the units in the open market after pricing. The Company has revised its disclosure on page 191 to refer to the possibility that the underwriters may engage in such activity.

Securities and Exchange Commission

July 16, 2020

We believe that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6780 or Stephen Fraidin at 212-504-6600 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Gregory P. Patti, Jr.

Via-E-mail:

cc:	Steve Milankov, General Counsel & Corporate Secretary,

Pershing Square Tontine Holdings, Ltd.

Stephen Fraidin, Cadwalader, Wickersham & Taft LLP